UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.	9)

iNTELEFILM Corporation
(Name of Issuer) Common
(Title of Class of Securities)
458147-10-5
(CUSIP Number)
Richard W. Perkins 730 East Lake Street, Wayzata, MN 55391 (952)473-8367
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
December 31, 2001
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. /_/

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See s240.13d-7 for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No.	458147-10-5

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Perkins Capital Management, Inc. 41-1501962
2.	Check the Appropriate Box if a Member of a Group (See Instructions) / / / /
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) /_/
6.	Citizenship or Place of Organization 730 East Lake Street, Wayzata, Minnesota 55391-1769

Number of Shares Bene-	7.	Sole Voting Power 142,568
ficially owned	8.	Shared Voting Power 0
by Each Reporting	9.	Sole Dispositive Power 633,353
Person With:	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 633,353
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 9.2%
14.	Type of Reporting Person (See Instructions) IA

CUSIP No.	168755-20-5

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Richard W. Perkins ###-##-####
2.	Check the Appropriate Box if a Member of a Group (See Instructions) / / / /
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) /_/
6.	Citizenship or Place of Organization 730 East Lake Street, Wayzata, Minnesota 55391-1769

Number of Shares Bene-	7.	Sole Voting Power 339,960
ficially owned	8.	Shared Voting Power 0
by Each Reporting	9.	Sole Dispositive Power 481,900
Person With:	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 481,900
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 7.1%
14.	Type of Reporting Person (See Instructions) IN

Instructions for Cover Page

  Names and I.R.S. Identification Numbers of Reporting Persons Furnish the full legal name of each person for whom the report is filed i.e., each person required to sign the schedule itself including each member of a group. Do not include the name of a person required to be identified in the report but who is not a reporting person. Reporting persons that are entities are also requested to furnish their I.R.S. identification numbers, although disclosure of such numbers is voluntary, not mandatory (see "SPECIAL INSTRUCTIONS FOR COMPLYING WITH SCHEDULE 13D" below).

  If any of the shares beneficially owned by a reporting person are held as a member of a group and that membership is expressly affirmed, please check row 2(a). If the reporting person disclaims membership in a group or describes a relationship with other persons but does not affirm the existence of a group, please check row 2(b) [unless a joint filing pursuant to Rule 13d-1(k)(1) in which case it may not be necessary to check row 2(b)].

  The third row is for SEC internal use; please leave blank.

  Classify the source of funds or other consideration used or to be used in making purchases as required to be disclosed pursuant to Item 3 of Schedule 13D and insert the appropriate symbol (or symbols if more than one is necessary) in row (4):

Category of Source:	Symbol
Subject Company (Company whose securities are being acquired)	SC
Bank	BK
Affiliate (of reporting person)	AF
Working Capital (of reporting person)	WC
Personal Funds (of reporting person)	PF
Other	OO

  If disclosure of legal proceedings or actions is required pursuant to either Items 2(d) or 3(e) of Schedule 13D, row 5 should be checked.

  Citizenship or Place of Organization Furnish citizenship if the named reporting person is a natural person. Otherwise, furnish place of organization.

  Aggregate Amount Beneficially Owned By Each Reporting Person, etc. Rows (7) through (11) inclusive, and (13) are to be completed in accordance with the provisions of Item 5 of Schedule 13D. All percentages are to be rounded off to the nearest tenth (one place after decimal point).

  Check of the aggregate amount reported as beneficially owned in row (11) does not included shares as to which beneficial ownership is disclaimed pursuant to Rule 13d-4 [17 CFR 240.13d-4] under the Securities Exchange Act of 1934.

  Type of Reporting Person Please classify each "reporting person" according to the following breakdown (see Item 3 of Schedule 13G) and place the appropriate symbol on the form:

Category	Symbol
Broker Dealer	BD
Bank	BK
Insurance Company	IC
Investment Company	IV
Investment Adviser	IA
Employee Benefit Plan, Pension Fund, or Endowment Fund	EP
Parent Holding Company	HC
Corporation	CO
Partnership	PN
Individual	IN
Other	OO

Notes:

Attach as many copies of the second part of the cover page as are needed, one reporting person per page.

Filing persons may, in order to avoid unnecessary duplication, answer items on the schedules (Schedule 13D, 13G, or 14D-1) by appropriate cross references to an item or items on the cover page(s). This approach may not only be used where the cover page item or items provide all the disclosure required by the schedule item. Moreover, such a use of a cover page item will result in the item becoming a part of the schedule and accordingly being considered as "filed" for purposes of Section 18 of the Securities Exchange Act or otherwise subject to the liabilities of that section of the Act.

Reporting persons may comply with their cover page filing requirements by filing either completed copies of the blank forms available from the Commission, printed or typed facsimiles, or computer printed facsimiles, provided the documents filed have identical formats to the forms prescribed in the Commission's regulations and meet existing Securities Exchange Act Rules as to such matters as clarity and size (Securities Exchange Act Rule 12b-12).

SPECIAL INSTRUCTIONS FOR COMPLYING WITH SCHEDULE 13D

Under Sections 13(d) and 23 of the Securities Exchange Act of 1934 and the rules and regulations thereunder, the Commission is authorized to solicit the information required to be supplied by this schedule by certain security holders of certain issuers.

Disclosure of the information specified in this schedule is mandatory, except for the I.R.S. identification numbers, disclosure of which is voluntary. The information will be used for the primary purpose of determining and disclosing the holdings of certain beneficial owners of certain equity securities. This statement will be made a matter of public record. Therefore, any information given will be available for inspection by any member of the public.

Because of the public nature of the information, the Commission can utilize it for a variety of purposes, including referral to other governmental authorities or securities self-regulatory organizations for investigatory purposes or in connection with litigation involving the Federal securities laws or other civil, criminal or regulatory statutes or provisions. I.R.S. identification numbers, if furnished, will assist the Commission in identifying security holders and, therefore, in promptly processing statements of beneficial ownership of securities.

Failure to disclose the information requested by the schedule, except for I.R.S. identification numbers, may result in civil or criminal action against the persons involved for violation of the Federal securities laws and rules promulgated thereunder.

GENERAL INSTRUCTIONS

  The item numbers and captions of the items shall be included but the text of the items is to be omitted. The answers to the items shall be so prepared as to indicate clearly the coverage of the items without referring to the text of the items. Answer every item. If an item is inapplicable or the answer is in the negative, so state.

  Information contained in exhibits to the statements may be incorporated by reference in answer or partial answer to any item or sub-item of the statement unless it would render such answer misleading, incomplete, unclear or confusing. Material incorporated by reference shall be clearly identified in the reference by page, paragraph, caption or otherwise. An express statement that the specified matter is incorporated by reference shall be made at the particular place in the statement where the information is required. A copy of any information or a copy of the pertinent pages of a document containing such information which is incorporated by reference shall be submitted with this statement as an exhibit and shall be deemed to be filed with the Commission for all purposes of the Act.

  If the statement is filed by a general or limited partnership, syndicate, or other group, the information called for by items 2-6, inclusive, shall be given with respect to (I) each partner of such general partnership; (ii) each partner who is denominated as a general partner or who functions as a general partner of such limited partnership; (iii) each member of such syndicate or group; and (iv) each person controlling such partner or member. If the statement is filed by a corporation or if a person referred to in (I), (ii), (iii) or (iv) of this Instruction is a corporation, the information called for by the above mentioned items shall be given with respect to (a) each executive officer and director of such corporation; (b) each person controlling such corporation; and (c) each executive officer and director of any corporation or other person ultimately in control of such corporation.

Item 1. Security and Issuer:

iNTELEFILM Corporation (formerly Children's Broadcasting Corporation)

Crosstown Corporate Center, 6385 Old Shady Oak Road, Suite 290

Eden Prairie, Minnesota 55344

Item 2. Identity and Background:
(a)	Name; Perkins Capital Management, Inc. and Richard W. Perkins
(b)	Residence or Business Address; 730 East Lake Street, Wayzata, Minnesota 55391-1769
(c)

Present Principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted;

Perkins Capital Management, Inc. is a federally registered investment advisor and Mr. Richard W. Perkins is President of Perkins Capital Management, Inc.

(d)

Whether or not, during the last five years, such person has been convicted in a criminal proceeding (excluding traffic violation or similar misdemeanors) and, if so, give the dates, nature of conviction, name and location of court, and penalty imposed, or other disposition of the case;

No named person has ever been convicted in a criminal proceeding.

(e)

Whether or not, during the last five years, such person was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws; and, if so, identify and describe such proceedings and summarize the terms of such judgement, decree or final order; and

No named person has been a party to any civil proceeding as a result of which he was or is subject to a judgment, decree of final order enjoying future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Citizenship. Perkins Capital Management, Inc. is a Minnesota Corporation and Richard W. Perkins is a United States citizen.

Item 3. Source and Amount of Funds or Other Consideration

Not Applicable.

Item 4. Purpose of Transaction

End of Year Reporting Requirement.

Item 5. Interest in Securities of the Issuer

Perkins Capital Management, Inc. ("PCM"), an investment advisor, has sole dispositive power over 633,353 shares of common equivalents (includes 150,000 warrants exercisable within 60 days) of the issuer and has sole voting power over 142,568 of such shares.

Richard W. Perkins, as trustee for various trusts of which he is sole trustee, owns and has sole dispositive power over 481,900 shares of common equivalents (includes 70,000 warrants and 51,940 options exercisable within 60 days) of the issuer and has sole voting power over 339,960 of such shares.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Not Applicable.

Item 7. Material to Be Filed as Exhibits

Not Applicable.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
January 25, 2002
Date

Signature
Richard W. Perkins, President
Name/Title